

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

February 21, 2024

Krishna Vaddi, Ph.D.
Chief Executive Officer
Prelude Therapeutics Incorporated
175 Innovation Boulevard
Wilmington, Delaware 19805

> **Re: Prelude Therapeutics Incorporated**
> **Registration Statement on Form S-3**
> **Filed February 16, 2024**
> **File No. 333-277123**

Dear Krishna Vaddi:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Robert Freedman